R.H. Daignault Law Corporation
1100 Melville Street, 6th Floor
Vancouver, B.C., V6E 4A6, Canada
Tel: 604.648.2511
 Fax: 604.664.0671

VIA COURIER U.S. Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549 Attention: Albert Lee Phone: (202) 824-5522	Direct: 604.648.0527 E-mail: rene@rhdlawcorp.com April 11, 2005 Matter No.: 4007

Dear Mr. Lee:

Re:  NSM Holdings, Inc.  (the “Company”)
2st Amendment to Form SB-2 - Registration Statement
File No. 333-120993
Filed: December 3, 2004

Further to your comment letter dated March 1, 2005, enclosed for filing are copies each of the following documents:

1.	Form SB-2/A - 2nd Amendment (in triplicate);
2.	blacklined Form SB-2/A (in triplicate); and
3.	this comment letter (in duplicate).

Also, I confirm that I have filed these documents via EDGAR.

General

1.
The amended Form SB-2/A filed with this letter has been amended as per the comments provided in your March 1, 2005 letter. The following are the responses to those comments. For convenience, the number of each response refers to the number of the comment in your letter.

2.
In February 2005 the Company was relocating the Website to a different host. As a result, the migration forced the Website to go down for a period of time. The Website is currently up and is fully functional.

The reference to Pool.com has been removed from the Website. The reason it appeared on the Website was because the domain registrar was changed to Pool.com. While a website is down the domain registrar places an “under construction” or currently acquired by Pool.com under the URL.

3.	The Website is now fully functional. See Response #2 above.

4.
No, the Company does not intend to keep the prospectus current for the benefit of the selling shareholders after the expiration of the primary offering. However, the Company will keep the prospectus current for the benefit of the selling shareholders during any extensions of the primary offering.

5.	The Company will not use any graphics in the printed prospectus.

6.	The requested revisions have been made throughout the registration statement.

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Registration Statement Cover Page

7.	The requested disclosure has been added. See the Cover Page in the middle of page 1.

Cover Page

8.	The requested amendment has been made. See the Cover Page at the top of page 3.

9.
The Company has not started the application process to list or quote its securities on a securities market. The Company expects to commence the application process shortly after clearing comments on this registration statement or closing the offering.

Summary

10.	The disclosure has been revised. See “Summary of Offering” at the top of page 5.

Risk Factors

11.	This disclosure has been added. See Risk Factor #8 at the bottom of page 8.

12.	This disclosure has been added. See Rick Factor #13 in the middle of page 10.

13.	The Company has no provisions that would prevent a change of control of management.

NSM lacks an operating history and has losses that it expects to continue...

14.	The requested amendment has been made. See Risk Factor #2 at the bottom of page 6.

NSM is relatively new to the internet marketplace and its future profitability...

15.	The requested amendments have been made with the previous risk factor being deleted and Risk Factors #3 and #5 being amended. See page 7.

Failure to successfully compete in the e-commerce industry with established...

16.	The requested revisions have been made. See Risk Factor #4 in the middle of page 7.
Failure to produce new products and services in a timely and acceptable...

17.	This risk factor has been amended as requested. See Risk Factor #5 in the middle of page 7.

Since NSM’s success depends upon the efforts of Zuber Jamal, the key...

18.	The requested disclosure has been made. Se Risk Factor #6 at the top of page 8.

19.	The requested disclosure has been made. Se Risk Factor #6 at the top of page 8.

Since NSM relies on one provider to host its website, NSM’s technical systems...

20.	The requested disclosure has been added. See Risk Factor #7 on page 8.

21.	The requested disclosure has been added. See Risk Factor #7 on page 8. See Response #2 above regarding the Company’s Website being temporarily under construction.

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NSM operates in a highly regulated industry and compliance failures...

22.	The requested amendments have been made. See Risk Factor #9 at the bottom of page 8 and “Regulations” on page 25.
23.	The requested revisions have been made. See Risk Factor #9 at the bottom of page 8.

Security of online transactions via the Internet and any security breaches will have...

24.	The Company has not experienced any problems and no revisions were made.

Because NSM’s sole officer and director will own more than 50% of the outstanding...

25.	The requested revisions have been made. See Risk Factor #14 at the bottom of page 9.

Subscribers to this offering will suffer immediate and substantial dilution...

26.	The requested revision has been made. See Risk Factor #15 at the top of page 10.

“Penny Stocks” rules may make buying or selling NSM’s shares of common stock...

27.	The requested disclosure has been added. See Risk Factor #16 on page 10.

Use of Proceeds

28.	The requested amendment has been added. See the new paragraph in the middle of page 11.

29.	The debt is for accrued management fees, which is unsecured, non-interest bearing with no specific terms of repayment. See the amended paragraph on page 11.

Plan of Distribution

30.	The Company confirms its understanding and acknowledges the provisions of the applicable rules and regulations as set out in Comment #30.

31.	This statement has been revised to make consistent with the other disclosure in the registration statement. See the amended paragraph on page 15.

32.	The Company is not planning to conduct a directed share offering at this time.

33.	The Company does not intend to use any other form of prospectus other than print.

Management

34.	The requested disclosure has been added. See Risk Factor #6 on page 8 and the amended paragraph on page 19.

Description of Capital Stock

35.	The required disclosure has been added. See the amended paragraph under “Common Stock” on page 21.

36.	The Company has no preferred shares outstanding. See the amended paragraph under “Common Stock” on page 21.

Description of Business

37.
a.	The requested revision has been made. See the last paragraph under “General” on page 22.
b.	The requested revision has been made. See the first paragraph under “Products and Services” on page 22.
c.	The requested revision has been made. See the third paragraph under “Products and Services” on page 22.
d.	The requested revision has been made. See the second paragraph under “northernstarmall.com Website” on page 23.
e.	The requested revision has been made. See the first paragraph under “Strategic Alliances” on page 23.
f.	The requested revision has been made. See the second paragraph under “Market” on page 24.

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General

38.	The Website is now fully functional. See Response #2 above.

39.	The requested amendments have been made. See the last paragraph under “General” on page 22 and the first paragraph under “Strategic Alliances” on page 23.

40.
The Company does not have any distribution relationship with other suppliers at this time. See Response #37 a. above and the last paragraph under “Distribution of Products and Services” on page 23. The Company currently purchases its products from various suppliers and manufacturers, and is not dependent on one supplier or manufacturer for its products at this time.

Distribution of Products and Services

41.	The requested information has been added. See the second paragraph under “eBay.com” on page 23.

Northernstarmall.com Website

42.
For any early stage company it would be financially impossible to provide brick and mortar locations to all customers in all regions. Due to the specialty products that the Company provides and the diverse locations that such hobbyists live, very few cities would have enough customers to warrant a retail location. Following the Amazon.com centralized distribution model, the Company warehouses the items in one location and ships its products from there.

Strategic Alliances

43.	The requested disclosure has been added. See the second paragraph under “Strategic Alliances” on page 23.

44.	The requested disclosure has been added. See the second paragraph under “Strategic Alliances” on page 23.

45.
The Company has had no discussions with the search engine companies, with the exception that the Company has contacted google.com, yahoo.com and ebay.com to ascertain their advertisement and placement rates. The requested amendments have been made. See the third paragraph under “Strategic Alliances” on page 23.

Ebay.com

46.	The requested disclosure has been made. See the first paragraph under “eBay.com” on page 23.

Market

47.	The requested disclosure has been made. See the last paragraph under “Market” on page 24.

Competition

48.	The requested disclosure has been made. See the last paragraph under “Competition” on page 25.

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49.	The requested revision has been made. See the third point at the bottom of page 24.

Regulations

50.	The requested revisions have been made. See “Regulations” on page 25.

Management Discussion and Analysis or Plan of Operation

51.	The required revision has been made. See the second paragraph under “Plan of Operations” on page 30.

52.	The required revision has been made. See the second last paragraph on page 26.

53.	The requested revision has been made. See the first paragraph under “Employees and Employment Agreements” on page 25.

54.
A significant accounting policy note has been added to Note 2 (e) of the financial statements describing the Company’s accounting policy with respect to share offering costs. Also, see “Critical Accounting Policies” on page 28.

Critical Accounting Policies

55.	The requested disclosure has been made. See “Critical Accounting Policies” on pages 27 and 28.

Current capital resources and liquidity

56.	The required amendment has been made. See the second paragraph under “Current capital resources and liquidity” on page 29.

Plan of Operation

57.	The requested revision has been made. See the first and second paragraph under “Plan of Operation” on page 30.

Financial Statements
Statement of Cash Flow

58.
The Company conducts its business primarily in US dollars. The Company’s main bank account is held in US currency. The Company has a Canadian dollar bank account, however, the balance of funds held in it is nominal, and the number of transactions generated through it is minimal.

Note 2.. Summary of Significant Accouting Policies

l) Foreign Currency Translation

59.
The foreign currency translation accounting policy note has been reworded to clarify the functional currency of both the Company and its subsidiary, Northern Star Distributor Inc., is the US dollar. Northern Star’s operations are carried out primarily in United States dollars. Under SFAS 52 “Foreign Currency Translation”, an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.

Management has determined that the functional currency is that of the United States dollar under SFAS 52 “Foreign Currency Translation” for the following reasons:

-  inventory purchases are primarily undertaken in United States dollars;
-  sales are primarily undertaken in US dollars
-  current and future financings are and will be primarily in United States dollars; and
- expenses are primarily undertaken in United States dollars.

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n) Stock - Based Compensation

60.	The required revision has been made. See Note 2 o) on page F-8 of the amended financial statements.

Note 7. Common Shares

61.	The required revision has been made. See Note 7 on page F-10 of the amended financial statements.

Note 9. Commitment

62.
Note 9 – Commitment has been revised to clarify that the terms of the lease agreement were not modified as a result of the forgiveness of the unpaid rent. See Note 9 on page F-10 of the amended financial statements.

Exhibits

63.
The Company confirms that the exhibits have been filed with the initial Form SB-2 filed on December 3, 2004. Nonetheless, all exhibits have been attached to this registration statement for filing again.

64.	A form of subscription agreement has been filed with this registration statement as Exhibit 99.1.

Signature Page

65.	The signatures on the signature page have been amended as requested.

I trust the above to be satisfactory. If you have any questions or require anything further please give me a call.

Yours truly,

R. H. Daignault Law Corp

Per: /s/Rene Daignault

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